SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	February	2020
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1    Shopify Inc. - Shopify Announces Fourth-Quarter 2019 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	February 12, 2020	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: Chief Legal Officer and Corporate Secretary